UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

____________________________

FORM 11-K/A

(Amendment No. 1)

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[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

______________________________

Commission file number 1-6659

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESSENTIAL UTILITIES, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Essential Utilities, Inc.

762 W. Lancaster Avenue

Bryn Mawr, PA  19010

EXPLANATORY NOTE

Essential Utilities, Inc. is filing this Amendment No. 1 to its Report on Form 11-K for the year ended December 31, 2021, filed on June 22, 2022 (the “Original Filing”), to correct the consent of Schneider Downs & Co., Inc. attached as Exhibit 23.1 in the Original Filing. The incorrect consent was attached to the Original Filing, the correct consent of Schneider Downs & Co., Inc. is attached to this Amendment No. 1. Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.

The following document attached as exhibit hereto is incorporated by reference herein:

Description
Exhibit Number	Description

23.1	Consent of Schneider Downs & Co., Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Essential Utilities, Inc. 401(k) Plan

Date: June 24, 2022

/s/ Christopher P. Luning
Christopher P. Luning Secretary
Essential Utilities, Inc. Retirement and Employee Benefits Committee